January 6, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: William H. Thompson, Accounting Branch Chief

Re:                             QVC, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 333-184501

Dear Mr. Thompson:

Set forth below are responses to the comments contained in your letter to Michael A. George, President and Chief Executive Officer of QVC, Inc. (“QVC” or the “Company”), dated December 22, 2015, regarding the QVC Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). For your convenience, each of our responses below are preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Form 10-K.

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Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(10) Stock Options and Other Share-Based Payments

(a) Stock Options, page II-35

1.              Comment: We note your disclosure on page II-36 that the 2012 Option Exchange resulted in incremental compensation expense in 2012. Please tell us your consideration of disclosing the total incremental compensation cost resulting from the modification. Refer to 718-10-5-2(h)(2).

Response:  We note that QVC disclosed the total incremental compensation cost resulting from the modification under ASC 718 – Compensation – Stock Compensation in our 2012 Form 10-K when the “Option Exchange” transaction took place.  In 2012, the grant of new vested options resulted in incremental compensation expense in the fourth quarter of 2012 of $8 million, of which $7 million related to LINTA (now “QVCA”) and $1 million related to LVNTA. The grant of new unvested options resulted in incremental compensation expense totaling $16 million and $3 million for LINTA (now “QVCA”) and LVNTA, respectively, which is being amortized over the four year vesting period.  We believed the incremental compensation cost was immaterial to carry forward for future disclosure in the Form 10-K.

(b) Restricted stock plan, page II-38

2.              Comment: Please tell us your consideration of disclosing the method of estimating the fair value of restricted stock shares and the weighted average grant-date fair value of restricted shares granted for each year presented. Refer to ASC 718-10-50-1(c) and 50-2(d)(1).

Response:  We reviewed ASC 718-10-50-1(c) and 50-2(d)(1).  The fair value of our restricted stock awards is based on the market price of the shares at the date of the grant multiplied by the number of outstanding shares.  We intend to disclose this methodology in our future Form 10-K filings to comply with ASC 718-10-50-1(c).  We have reviewed ASC 718-10-50-2(d)(1) and in accordance with the guidance, going forward we will disclose the weighted average grant date fair value of restricted shares granted for each of the years our income statement is provided.

Signatures, IV-3

3.              Comment: The report must be signed on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors and any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report. We note that the report was not signed by your principal executive, financial and accounting officers in their capacities as such in the second signature block. Please revise.

Response: We understand the Staff’s position on the appropriate signature page convention and while we believe our signature page, taken as a whole, meets the requirements of General Instruction D to Form 10-K we intend to file an amended Form 10-K to include the appropriate signatures in the second signature block.

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We inform you that:

•                  We are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (484) 701-1455.

Very truly yours,

/s/ John F. Misko
John F. Misko
Senior Vice President and Controller

cc:	Renee L. Wilm – Baker Botts Vincent Drozd – KPMG